Exhibit 99.1

Titan Medical Expands Patent Portfolio to More Than 200 Patents and Applications and Clarifies Third-Party Licensing Strategy

TORONTO--(BUSINESS WIRE)--February 7, 2022--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that it has surpassed 200 patents and patent applications. This important milestone demonstrates the company’s commitment to being an innovation leader in single access robotic-assisted surgery. This broad portfolio protects the company’s proprietary technology and supports its mission in driving better patient outcomes and offering cost benefits and improving hospital efficiency.

Recent patents issued to the company include U.S. Design Patent No. D940,736 for a robotic instrument graphical user interface (GUI), European Patent No. 2785267 for a novel patient cart, U.S. Patent No. 11,179,209 for autonomous control systems, and U.S. Patent Nos. 11,166,771 and 11,166,769, each directed at ergonomic aspects of robotic hand controllers. These issuances reflect the company’s originality and creativity in the areas of ergonomic and surgeon-friendly design and use.

“Titan’s ability to create and apply new technologies to the field of robotic-assisted surgery is impressive,” said Paul Cataford, Interim President and CEO of Titan. “Unconstrained by traditional designs and technologies, we have been able to advance directly into a novel single access RAS approach. Innovations in the design of the Enos™ surgeon workstation and patient cart have allowed a reduction in footprint. This means equipment can be easily maneuvered in and out of an operating room without requiring costly infrastructure changes. The anthropological focused design of the Enos workstation means surgeon effectiveness, fatigue and posture become key design elements. We believe these novel approaches and inventions competitively position the company and many of them may be of great value to potential collaborators and partners.”

Titan has already announced licenses of its patent portfolio to third parties and the company continues to evaluate options for geographical expansion and revenue generating opportunities. To address commonly asked questions with respect to third-party licensing, the company offers the following responses:

  Why has Titan entered into license agreements with third parties?
    Titan entered into license agreements with third parties to leverage its IP portfolio and knowledge to generate new capital funding opportunities. To date, these license agreements have resulted in upfront license fees.
    The company believes that licensing to third parties may also validate the value of Titan’s technology and its intellectual property position.
    The proceeds from these license agreements have provided capital to assist Titan in hiring and developing its in-house engineering (hardware and software) and regulatory teams, and expanding operations in Chapel Hill, North Carolina.
  Does Titan expect to receive any ongoing royalty payments from third party licenses?
    It depends. License fees may either take the form of an ongoing royalty or may be “pre-paid” meaning Titan will not receive any future royalty payments or additional revenues as payments are all received up-front. Titan continues to retain ownership of the licensed intellectual property and any related know-how and retains the rights to the same licensed intellectual property, know-how and technology necessary to commercialize and generate revenues from the Enos surgical system.
  What has Titan presently licensed?
    Approximately 1/3 of Titan’s patent portfolio, related generally to robotic-assisted instruments, endoscopic cameras, and related drive system technology has been licensed to third parties in pre-paid licensing deals. All of the technology covered by Titan’s complete patent portfolio may be used by Titan in its Enos surgical system.
  Is Titan able to license to other third parties, including jurisdictions outside of the U.S.?
    With respect to about 1/3 of Titan’s patent portfolio that has already been licensed, other than certain limited circumstances such as distribution arrangements, the company may not further license the technology, including in jurisdictions outside of the U.S.
    With respect to the rest of Titan’s patent portfolio, Titan is investigating future collaborations and/or license opportunities which may generate additional revenue for the company.
  What happens to third-party licenses in the event Titan is acquired?
    An acquirer of Titan would acquire Titan’s intellectual property and know-how, including the rights under third-party licenses.
    An acquirer would have the same rights as Titan, including the ability to commercialize Titan’s intellectual property for use with the Enos surgical system.
    Titan believes this type of arrangement is generally well understood and would not hinder Titan in pursuing strategic options.
  Do any licensees have rights or preference to any of Titan’s other technologies?
    No.
  Will licensees compete with Titan?
    Maybe. Titan is generally not made aware of third-party plans, including what markets or what indications/procedures may be targeted with the licensed technologies; however, Titan may potentially benefit with licensee use increasing awareness and educating stakeholders on the advantages of robotic-assisted surgery, benefiting the industry as whole.
  What is next for collaborations with third parties?
    While Titan intends to investigate future collaborations, the company does not yet know what, if any, future collaborations may include. That said, given the success of the recently completed collaboration despite the challenges of a pandemic and supply chain constraints, the company may consider other technology collaborations and/or distribution related collaborations, especially where foreign regulatory clearances may be advanced, such as CE Marking for Europe and other markets.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the development and commercialization of surgical technologies for single access robotic-assisted surgery; the company’s patent portfolio protecting the company’s proprietary technology and supporting its mission; the footprint of the Enos system allowing equipment to be easily maneuvered; key design elements resulting from the anthropological focused design of the Enos system; novel approaches and inventions competitively positioning the company and their value to potential collaborators and partners; the company’s evaluation of options for geographical expansion and revenue generation; the company’s belief that licensing to third parties may also validate the value of its technology and intellectual property position; Titan retaining ownership of licensed intellectual property and any related know-how, and retaining the rights necessary to commercialize and generate revenues from the Enos system; the scope of the company’s licensed patent portfolio; the ability of Titan to use all of the technology covered by Titan’s complete patent portfolio in its Enos surgical system; the company investigating future collaborations and/or license opportunities which may generate additional revenue; the rights that an acquirer of the company would receive on a potential acquisition; the potential rights and preferences of licensees over Titan’s technologies; the potential benefit to the company resulting from a licensee competing with the company in robotic-assisted surgery; the company considering technology collaborations and/or distribution related collaborations; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020, as well as the assumptions discussed under the section titled “Development Plan” of the company’s Management’s Discussion & Analysis (MD&A) for the fiscal period ended September 30, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com